UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZOLL MEDICAL CORPORATION

(Name of Subject Company (Issuer))

ASAHI KASEI CORPORATION

ASCLEPIUS SUBSIDIARY CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

989922109

(CUSIP Number of Class of Securities)

Takashi Shimodaira

General Manager, 1st Group, Legal Dept

Asahi Kasei Corporation

1-105 Kanda Jinbocho, Chiyoda-ku

Tokyo, Japan, 101-8101

+81 3 3296 3009

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Christopher E. Austin

John Palenberg

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 2,259,915,810	$258,987

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 24,300,170 shares of common stock, $0.01 par value per share, of ZOLL Medical Corporation (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of, as of March 9, 2012, (i) 22,277,142 Shares issued and outstanding (including 162,318 Shares in respect of outstanding restricted stock awards) and (ii) 2,023,028 Shares issuable upon the exercise of outstanding options) multiplied by (b) the offer price of $93.00 per Share.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Asclepius Subsidiary Corporation, a Massachusetts corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Asahi Kasei Corporation, a corporation organized in Japan (“Asahi Kasei”), to purchase all outstanding shares of common stock, par value $0.01 (the “Shares”), of ZOLL Medical Corporation, a Massachusetts corporation (“ZOLL”), at a price of $93.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2012 (the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is ZOLL Medical Corporation, a Massachusetts corporation. ZOLL’s principal executive offices are located at 269 Mill Road, Chelmsford, MA 01824. ZOLL’s telephone number at such principal executive offices is (978) 421-9655.

(b) This Schedule TO relates to the outstanding shares of Common Stock, par value $0.01 per share, of ZOLL. According to ZOLL, as of March 9, 2012, there were an aggregate of 22,227,142 Shares issued and outstanding (including 162,318 Shares in respect of outstanding restricted stock awards) and 2,023,028 Shares issuable upon the exercise of outstanding options.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is being filed by Purchaser and Asahi Kasei. The information set forth in Section 9—“Certain Information Concerning Purchaser and Asahi Kasei” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 10 and 11—“Certain Information Concerning Purchaser and Asahi Kasei,” “Background of the Offer; Contacts with ZOLL” and “Purpose of the Offer and Plans for ZOLL; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7 and 11—“Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” and “Purpose of the Offer and Plans for ZOLL; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Sections 9 and 11—“Certain Information Concerning Purchaser and Asahi Kasei” and “Purpose of the Offer and Plans for ZOLL; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 11 and 16—“Background of the Offer; Contacts with ZOLL,” “Purpose of the Offer and Plans for ZOLL; Merger Agreement and Other Agreements” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9, 10 and 11—“Certain Information Concerning Purchaser and Asahi Kasei,” “Background of the Offer; Contacts with ZOLL” and “Purpose of the Offer and Plans for ZOLL; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 11, 13 and 15—“Purpose of the Offer and Plans for ZOLL; Merger Agreement and Other Agreements,” “Conditions of the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Sections 7, 12 and 15—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations,” “Source and Amount of Funds” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 26, 2012

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Joint Press Release issued by Asahi Kasei and ZOLL, dated March 12, 2012 (1)

(a)(5)(B)	English Translation of Japanese Press Release issued by Asahi Kasei, dated March 12, 2012 (2)

(a)(5)(C)	Materials for Asahi Kasei Investor Presentation, dated March 12, 2012 (3)

(a)(5)(D)	Form of summary advertisement, published March 26, 2012 in The Wall Street Journal

(a)(5)(E)	Press Release regarding commencement of the tender offer issued by Asahi Kasei, dated March 26, 2012

(b)(1)	Commitment Letter, dated March 12, 2012, by and among UBS AG, Tokyo Branch and Asahi Kasei Corporation

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2012, by and among Asahi Kasei, Asahi Kasei Holdings US, Inc., Purchaser and ZOLL (4)

(d)(2)	Confidentiality Agreement, effective as of January 25, 2012, by and between Asahi Kasei and ZOLL

(d)(3)	Form of Tender and Voting Agreement and schedule of signatories thereto (5)

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(1)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Asahi Kasei on March 12, 2012
(2)	Incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Asahi Kasei on March 12, 2012
(3)	Incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Asahi Kasei on March 12, 2012
(4)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by ZOLL on March 12, 2012
(5)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by ZOLL on March 12, 2012

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: March 26, 2012

ASAHI KASEI CORPORATION

By:	/s/ Taketsugu Fujiwara
Name: Mr. Taketsugu Fujiwara
Title: President and Representative Director

ASCLEPIUS SUBSIDIARY CORPORATION

By:	/s/ Hideo Hikami
Name: Mr. Hideo Hikami
Title: President

EXHIBIT INDEX

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 26, 2012

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Joint Press Release issued by Asahi Kasei and ZOLL, dated March 12, 2012 (1)

(a)(5)(B)	English Translation of Japanese Press Release issued by Asahi Kasei, dated March 12, 2012 (2)

(a)(5)(C)	Materials for Asahi Kasei Investor Presentation, dated March 12, 2012 (3)

(a)(5)(D)	Form of summary advertisement, published March 26, 2012 in The Wall Street Journal

(a)(5)(E)	Press Release regarding commencement of the tender offer issued by Asahi Kasei, dated March 26, 2012

(b)(1)	Commitment Letter, dated March 12, 2012, by and among UBS AG, Tokyo Branch and Asahi Kasei Corporation

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2012, by and among Asahi Kasei, Asahi Kasei Holdings US, Inc., Purchaser and ZOLL (4)

(d)(2)	Confidentiality Agreement, effective as of January 25, 2012, by and between Asahi Kasei and ZOLL

(d)(3)	Form of Tender and Voting Agreement and Schedule of Signatories thereto (5)

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(1)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Asahi Kasei on March 12, 2012
(2)	Incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Asahi Kasei on March 12, 2012
(3)	Incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Asahi Kasei on March 12, 2012
(4)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by ZOLL on March 12, 2012
(5)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by ZOLL on March 12, 2012

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